April 1, 2008

Pamela A. Long, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Green Dragon Wood Products, Inc.

Third Amendment to Registration Statement on Form S-1

File No. 333-147988

Filed:  March 31, 2008

Dear Ms. Long:

Below are Green Dragon Wood Products, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated March 4, 2008.  On behalf of the Company, on April 1, 2008, I transmitted via EDGAR the Company’s Third Amendment to Registration Statement on Form S-1.

General

1.

Our financials have been update to comply with Rule 3-12 of Regulation S-X.

Description of Securities, page 14

Dividend, page 15

2.

We have amended our filing to further clarify the disclosure on the dividend to Mr. Lee.

Description of Business, page 16

(12) Our Employees, page 21

3.

The statement referred to in your comment accurately reflects the stock dividend policy.  The dividend to Mr. Lee was a non-cash dividend that was offset against the Balance Due From Shareholder (i.e., Mr. Lee).  The offset of this non-cash dividend completely paid off the amount due from shareholder Lee as of the date of the dividend.  There was no equity awarded as a part of this dividend.  No revisions were made to this section.

Management’s Discussion and Analysis, page 21

4.

We apologize for the error in the table figures.  We have corrected the mathematical error to accurately reflect the correct numbers.

5.

The tables on pages 2 and 22 have been amended according to your comment.

Pamela A. Long

April 1, 2008

Results of Operations, page 22

6.

This disclosure has been amended to conform to your comment.  There was conflicting statements regarding our method of operation and we have amended the disclosure to provide consistency regarding our policy.

7.

Our disclosure has been amended to provide consistent percentages in our disclosure.

8.

Our disclosure has been amended to clarify that we do not collect a deposit from our customers.

Certain Relationships and Related Transactions, page 27

9.

Disclosure has been changed to include a more robust description of our related transactions.

Executive Compensation, page 29

10.

We amended our disclosure according to your comment.

Statement of Cash Flows, page F-7

11.

This disclosure has been revised per your comment.

12.

This disclosure has been revised per your comment.

13.

Our accountants have provided accurate computations per your request.

Note 2(q) – Recent Accounting Pronouncements, page F-11

14.

This financial note has been revised according to your comment.

Note 13 – Subsequent Events, page F-34

15.

This financial note has been revised according to your comment.

16.

We supplied executed copies of the share exchange agreements.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Green dragon Wood Products, Inc. S-1/A-3

2.

4.1 SHARE EXCHANGE AGREEMENT between Fit Sum Group Limited, Inc., a British Virgin Islands corporation and Green Dragon Wood Products Co. Limited, a Hong Kong company

3.

4.2 SHARE EXCHANGE AGREEMENT between Green Dragon Wood Products, Inc., a Florida corporation and Fit Sum Group Limited, a British Virgin Islands company

4.

5.3 Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

5.

15.3 Letter on Unaudited Interim Financial Information by Madsen & Associates, C.P.A., Inc.

6.

23.3 Consent of Experts and Counsel: Independent Auditor's Consent by Madsen & Associates, C.P.A., Inc.